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                          October 25, 2021

       Byrd Douglas Cain, III
       President and Chief Executive Officer
       Unique Fabricating, Inc.
       800 Standard Parkway
       Auburn Hills, MI 48326

                                                        Re: Unique Fabricating,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 15,
2021
                                                            File No. 333-260280

       Dear Mr. Cain:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Steven Wasserman